SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number:  333-11599610

Concordia Bus Nordic Holding AB (publ)
(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

Concordia Bus Nordic Holding AB (publ)

556028-1122

CONCORDIA BUS NORDIC HOLDING AB
STOCKHOLM, SWEDEN

FOURTH QUARTER DECEMBER 1, 2006 — FEBRUARY 28, 2007
AND
FULL YEAR MARCH 1, 2006 — FEBRUARY 28, 2007

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

INDEX

Operational and Financial Review
Management’s discussion and analysis of financial condition and results of operations
Quantitative and qualitative disclosures about market risk
Unaudited Consolidated financial statements — Concordia Bus Nordic Holding AB (publ)
Unaudited consolidated interim statements of operations for the three months ended February 28, 2007 and February 28, 2006
Unaudited consolidated interim statements of operations for the year ended February 28, 2007 and February 28, 2006
Unaudited interim consolidated balance sheets as of February 28, 2007 and February 28, 2006
Unaudited consolidated interim cash flow statements for the year ended February 28, 2007 and February 28, 2006
Notes to unaudited consolidated interim financial statements
Unaudited Consolidated financial statements — Swebus AB
Unaudited consolidated interim statements of operations for the three months ended February 28, 2007 and February 28, 2006
Unaudited consolidated interim statements of operations for the year ended February 28, 2007 and February 28, 2006
Unaudited interim consolidated balance sheets as of February 28, 2007 and February 28, 2006
Unaudited consolidated interim cash flow statements for the year ended February 28, 2007 and February 28, 2006
Notes to unaudited consolidated interim financial statements

CONCORDIA BUS NORDIC HOLDING AB (PUBL)
FOURTH QUARTER AND YEAR PERIOD ENDED REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Concordia Bus Nordic Holding AB (“Nordic” or the “Company”) hereby submits the unaudited interim financial statements for the three-month period ended February 28, 2007. The Company is a wholly owned subsidiary of Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm). All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Nordic included in this quarterly report starting on page 11. The financial statements of Nordic are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Nordic is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2007” for the year ending February 28, 2007). The end of the fourth financial quarter for Nordic is February 28 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements, with the exception that , regarding intangible assets, IAS 38 is followed.

Financial Highlights

The following table summarizes Nordic’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Fourth quarter ended February 28, 2007 compared to the fourth quarter ended February 28, 2006

	2007		2006
	SEK million	%	SEK million	%

Revenues	1,355	100.0%	1,180	100.0%
Operating profit (loss)	(24)	(1.8)%	(131)	(11.1)%
Net loss	(71)	(5.2)%	(160)	(13.6)%

Full year ended February 28, 2007 compared to the full year ended February 28, 2006

	2007		2006
	SEK million	%	SEK million	%

Revenues	5,107	100.0%	4,683	100.0%
Operating profit (loss)	(53)	(1.0)%	(282)	(6.0)%
Net loss	(177)	(3.5)%	(557)	(11.9)%

Concordia AB´s biggest shareholder, Blue Bay Asset Management have underwritten a redeemable preference share of 510  SEK million in order to pay of the company’s Mezzanie-loan, Euro 45 million. The share issue was conditional on using proceeds to repay the mezzanine loan held by the parent company Concordia Bus AB. The share issue was carried out with pre-emptive rights for the company´s current shareholders.

Concordia AB, Group Concordia Nordic AB, have sold all their shares in Interbus AB to Strömma Turism & Sjöfart AB, with possession day on 4 of December.

Concordia AB have developed Interbus AB and its activation, which lead to acquisition of travel company Marstrands- Hermansby and FO-resor, plus to a increased procurement of new buses. The Management of Concordia have decided to concentrate its business on systemized traffic solutions, a competence that not is applicable on Interbus.

Concordia´s sale of Interbus AB affects the group results and balance during the fourth quarter in the following ways;

Impact on group balance sheet (reductions)
(in SEK millions)

Goodwill incl. intangible assets	18.5
Fixed assets	35.8
Stock	0.6
Other receivables	17.7
Liquididity	15.5
Other payables	-43.1
Transfer price, incl extra sales of busses	45.0
Selling cost	-2.5
Repayment of financial leases	-8.0
Liquididity in Interbus	-15.5
Cash effect for the group	19.0

The transfer price of Interbus affects Concordia´s cash flows by SEK 45 million, and the results for the Concordia Nordic Group in the  fourth quarter. The net result in Concordia Bus AB of selling Interbus reduces the group´s goodwill by, SEK 17 million. The total effect on the Concordia Bus AB Group is a reducting by, SEK 13 million, as a total net effect on the result. Interbus turnover from March to November 2006, amounts to SEK 115.

Fourth quarter ended February 28, 2007 compared to the fourth quarter ended February 28, 2006

The following section provides an analysis of the actual numbers presented for the fourth quarter  ended February 28, 2007 as compared with the equivalent period in the preceding year, except for the section “Liquidity and capital resources” which provides analysis between the financial years 2006 and 2007 in their entirety.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Swebus provides at its depots to third parties and sales of diesel fuel.

Revenues increased by SEK 174 million, or 15%, from SEK 1,180 million for the quarter ended February 28, 2006 to SEK 1,354 million for the quarter ended February 28, 2007.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 166 million, or

16%, from SEK 1,045 million for the three months ended February 28, 2006, to SEK 1,211 million for the three months ended February 28, 2007. Our increased in revenue is principally due to new contracts, which provided a increase of SEK 151 million. This was offset by higher prices on our existing and renewed contracts, which provided an increased revenue of SEK 59 million, increased volume on existing contracts resulting in increased revenue of SEK 22 million and lost of contracts resulting in an decrease of SEK 66 million.

Revenues from express bus services increased by SEK 1 million, or 1%, from SEK 86 million for the three months ended February 28, 2006, to SEK 87 million for the three months ended February 28, 2007. This increased is due to a higher yield from passenger tickets marginal and increased number of passengers.

Concordia AB, Group Concordia Nordic AB, have sold all their shares in Interbus AB, coach hire, to Strömma Turism & Sjöfart AB, with possession day on 4 of December.

Other revenues amounted to SEK 56 million for the quarter ended February 28, 2007 and SEK 26 million for the three months ended February 28, 2006. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net of  loss and gain on our sale of fixed assets is comprised of sales of buses and other assets held by Nordic. Loss on sale of fixed assets was SEK 15 million for the three months ended February 28, 2007, compared to a gain on sale of fixed assets of SEK 1 million for the three months ended February 28, 2006. We realised SEK 16 million in cash on the sale of 41 buses during the quarter, giving a net loss on sale of SEK 15 million.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also consist of operating lease charges. Operating costs increased by SEK 61 million, or 5%, from SEK 1,226 million for the three months ended February 28, 2006 to SEK 1,287 million for the three months ended February 28, 2007. This increase is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs decreased by 9 % or SEK 29 million, to SEK 283 million for the three months ended February 28, 2007 from SEK 312 million for the three months ended February 28, 2006. The decrease was largely due to an decreased in fuel prices of SEK 8 million and decreased fuel costs of SEK 5 million as a result of lost traffic contracts and selling of Interbus AB. Our average fuel price for the three months was SEK 7.26 per liter compared to 7,68 per liter for the same three months last year.

There has been a 2 % increase in personnel costs, by SEK 16 million to SEK 664 million, for the three months ended February 28, 2007 from SEK 648 million for the three months ended February 28, 2006. This was offset by an increase in salary costs of approximately SEK 13 million and due to new contracts.

Operating lease charges increased by SEK 41 million to SEK 140 million for the three months ended February 28, 2007  from SEK 99 million for the three months ended February 28, 2006. This increase was principally a result of increase lease charges for buses from Concordia Bus Fleet AB. The total number of buses under operating leases was 2,031 as of February 28, 2007 compared to 1,596 as of February 28, 2006.

Other external costs increased 20 % by SEK 33 million, to SEK 200 million for the three months ended February 28, 2007  from SEK 167 million for the three months ended February 28, 2006.  This is mainly due to decreased in damage cost, SEK 6, and increased of provisions of SEK 2 million and increased other costs of SEK 23 million, this was offset by decreased costs due to the financial restructuring last year.

Depreciation and Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment.

Depreciation and amortization costs decreased by SEK 10 million from SEK 86 million for the three months ended February 28, 2006 to SEK 76 million for three months ended February 28, 2007, mainly as a result of reduction of buses in the fleet that we own. Added to this, a change in accounting principles, goodwill is no longer amortized, has resulted in decreased amortization of SEK 3 million. Number of owned units as of February 28, 2007 was 1,472, compared to 1,801 as of February 28, 2006

Operating profit/loss

Operating loss decreased by SEK 107 million from a loss of SEK 131 million for the three months ended February 28, 2006 to a loss of SEK 24 million for the three months ended February 28, 2007.

Operating profit from bus operations for public authorities increased by SEK 99 million from an operating loss of SEK 103 million for the three months ended February 28, 2006, to an operating loss of SEK 4 million for the three months ended February 28, 2007, due to new contracts.

Operating profit from express bus services increased by SEK 1 million from a gain of  SEK 2 million for the three months ended February 28, 2006, to a gain of SEK 3 million for the three months ended February 28, 2007, Due to a higher yield from passenger tickets marginal and increased number of passengers.

Concordia AB, Group Concordia Nordic AB, have sold all their shares in Interbus AB, coach hire, to Strömma Turism & Sjöfart AB, with possession day on 4 of December.

Head office items and others decreased by SEK 1 million from SEK 24 million for the three months ended February 28, 2006, to SEK 23 million for the three months ended February 28, 2007.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses increased by SEK 25 million to a net financial expense of SEK 53 million for the three months ended February 28, 2007 from SEK 28 million for the three months ended February 28, 2006. This result can be primarily attributed to foreign exchange loss of SEK 20 million this quarter, compared to a foreign exchange gain of SEK 7 million for the three months ended February 28, 2006.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the twelve months ended February 28, 2007 was 0%.

Full year ended February 28, 2007 compared to the full year ended February 28, 2006

The following section provides an analysis of our results of operations between the actual numbers for the year March 1, 2006 - February 28, 2007 as compared with year March 1, 2005 - February 28, 2006.

Revenues

Revenues increased SEK 424 million, or 9%, from SEK 4,683 million for the twelve months ended February 28, 2006, to SEK 5,107 million for the twelve months ended February 28, 2007.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 419 million, or 10%, from SEK 4,088 million for the twelve months ended February 28, 2006, to SEK 4,507 million for the twelve months ended February 28, 2007.

The increase in revenue is principally due to new contracts of SEK 453 million and increase volume in existing contracts of SEK 123 million. This was offset by a lost of contracts, which provided a decreased of SEK 331million and increased prices in existing contracts of SEK 174 million.

Revenues from express bus services  are similar for the period, SEK 364 million for the twelve months ended February 28, 2006 and SEK 365 million for the twelve months ended February 28, 2007. This is due to a higher marginal yield from passenger tickets and a decreased of number of passengers.

Concordia AB, Group Concordia Nordic AB, have sold all their shares in Interbus AB, coach hire, to Strömma Turism & Sjöfart AB, with possession passing on 4 of December, 2007.

Other revenues amounted to SEK 95 million for the twelve months ended February 28, 2006, and SEK 121 million for the twelve months ended February 28, 2007. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

Loss and gain on sale of fixed assets is comprised of sales of buses and other assets. Losses on sales of fixed assets was SEK 15 million for the twelve months ended February 28, 2007 with gains on SEK 6 million for the twelve months ended February 28, 2006.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 210 million, or 4%, from SEK 4,671 million for the twelve months ended February 28, 2006 to SEK 4,881 million for the twelve months ended February 28, 2007. This increase is due to a number of factors, which are explained below.

Fuel, tires and other consumable costs have decreased by SEK 3 million or 0.2 % to SEK 1,110 million for the twelve months ended February 28, 2007 from SEK 1,113 million for the twelve months ended February 28, 2006. The net effect was largely due to an increase in fuel volume due to new contracts, SEK 19 million and a increase price difference in volume, SEK 21 million and positive effects from selling Interbus AB.  Our average fuel price for the twelve month period was SEK 7.79 per liter compared to SEK 7.58 per liter for the same period last year. In addition, costs for maintenance, tyres and washing and cleaning decreased by SEK 4 million, compared to the the twelve months ended February 28, 2006.

There has been a 1 % increased in personnel costs, by SEK 35 million to SEK 2,544 million, for the twelve months ended February 28, 2007 from SEK 2,509 million for the twelve months ended February 28, 2006. This is mainly a result from a in numbers of  drivers due to lost and new contracts. This increase was partly offset by an increase in salary of SEK 39 million. Added to this, personnel costs have decreased  due to selling Interbus AB, Sek 14 millions and other personnel costs have decreased by SEK 10 million and pension premiums decreased by SEK 37 million.

Operating lease charges increased by SEK 68 million or by 16% to SEK 495 million for the twelve months ended February 28, 2007 from SEK 427 million for the twelve months ended February 28, 2006. This increase was principally a result of increased use of operating leases for buses. The total number of buses under operating leases was 2,031 as of February 28, 2007 compared to 1,596 as of February 28, 2006.

Other external costs increased by SEK 110 million to SEK 732 million for the twelve months ended February 28, 2007 from SEK 622 million for the twelve months ended February 28, 2006. This was mainly due to increased release of provision of SEK 24 million and decreased of provision for loss contracts SEK 24 million.

Depreciation and Amortization

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment.

Depreciation and amortization costs decreased by SEK 36 million, or 12%, from SEK 300 million for the twelve months ended February 28, 2006, to SEK 264 million for the twelve months ended February 28, 2007. This is mainly due to a lower number of buses in the fleet that we own. The number of owned buses as of February 28, 2007 was 1,472, compared to 1,801 as of February 28, 2006. Added to this, due a change in accounting principles, goodwill, is no longer amortized at SEK 14 million

Operating profit/loss

Operating loss was SEK 49 million for the twelve months ended February 28, 2007, compared to an operating loss of SEK 282 million for the twelve months ended February 28, 2006.

Operating gain from bus operations for local public transportation authorities was SEK 19 million for the twelve months ended February 28, 2007, compared to an operating loss of SEK 178 million for the twelve months ended February 28, 2006, mainly due to new and lost contracts.

Operating profit from express bus services was SEK 13 million for the twelve months ended February 28, 2007 compared to SEK 13 million for the twelve months ended February 28, 2006, mainly due to a mix of price and volume of passenger.

Concordia AB and Group Concordia Nordic AB, have sold all their shares in Interbus AB, coach hire, to Strömma Turism & Sjöfart AB, with possession passing on 4 of December, 2007.

Head office costs and others items were, SEK 94 million for the twelve months ended February 28, 2007,a decrease from to SEK 104 million for the twelve months ended February 28, 2006.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans and other financial indebtedness. Financial income and expenses (net) decreased by SEK 144 million from a net financial expense of SEK 274 million for the twelve months ended February 28, 2006, to SEK 130 million for the twelve months ended February 28, 2007.

This result is primarily attributable to the restructuring of Concordia, See, “Other financial charges”.  Added to this, we had a foreign exchange gain of SEK 19 million for the twelve months ended February 28, 2007 compared to a foreign exchange loss of SEK 43 million for the twelve months ended February 28, 2006.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the twelve months ended February 28, 2007 was 0%.

Trend Information

During the year ended February 28, 2007 we submitted tenders for 984 buses that were open for competitive tenders, which included contracts for routes where we operated 188 buses. Results for 984 of those tendered buses have been announced, 188 of which were for buses we operated. Concordia has won 194 buses in total of tenders announced during the year consisting of 144 buses that we currently operate and 50 buses that were won from the competition.  We are not currenthy awaiting the resultdon’t await results for any tenders currently.

Liquidity and Capital Resources

In connection with the restructuring of the Concordia group of companies that was agreed to on July 22, 2005, holders of an aggregate principal amount of €159,855,000 of Bus’  Subordinated Notes exchanged their Subordinated Notes for equity in Bus, on October 4, 2005.  On December 12, 2005, holders of an aggregate principal amount of €87,000 of Subordinated Notes accepted a change of control offer made by Bus.  Currently, only €58,000 in aggregate principal amount of Subordinated Notes remains outstanding.  Also in connection with that restructuring, Concordia Bus AB incurred a €45,000,000 liability under a mezzanine facility that it entered into on July 22, 2005 (the “Mezzanine Facility”) in order to pay for the restructuring and to strengthen the group companies with additional capital.  On January 23, 2007 the Mezzanine Facility was paid off in full. In addition to the principal of €49,824,748 and interest of €551,109 Bus paid €5 175,795 in prepayment premium. The prepayment was funded by a share issue of Redeemable Preference Shares in Bus of SEK 510 million on December 22, 2006.

Nordic’s liquidity requirements arise primarily from its need to fund lease payments, purchase buses, service its own debt obligations under its 9.125% €130,000,000 Senior Secured Notes due 2009 (the “Senior Notes”) , fund its working capital requirements and expand its business.  As of February 28, 2007 Nordic’s net debt obligations to Bus amounted to SEK 230 million.  Nordic’s own debt obligations are mostly comprised of its obligations in connection with the Senior Notes.  As of February 28, 2007 Nordic had total net indebtedness to third parties of SEK 939 million after deducting its cash balance of SEK 265 million. Nordic’s interest expense for the twelve months ended February 28, 2007 was SEK 140 million.

Furthermore, as Nordic is a holding company, its principal asset is its investment in its subsidiaries.  It conducts no business or operations except through direct and indirect subsidiaries.  The ability of Nordic’s subsidiaries to make funds available to it is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject.  It is also subject to Nordic’s subsidiaries’ ability to generate cash in the future and their ability to generate distributable reserves or other funds available for that purpose.  Nordic’s substantial indebtedness, together with the restrictions imposed on it by the indenture for the Senior Notes, could also affect its ability to make additional borrowings, dividend payments or investments and this could impair its liquidity or increase its need for additional capital.

Net cash used by operating activities was SEK 56 million for the year ended February 28, 2007, compared to negative cash flow of SEK 257 million for the year ended February 28, 2006. The main reason for the negative cash flow last year is payment of restructuring fees of a total of SEK 146 million. The remaining difference to last year is due to improved result from operations.

Net capex was positive SEK 19 million for the year ended February 28, 2007, compared to negative SEK 74 million for the year ended February 28 2006. Investments in vehicles and equipment was SEK 89 million and sales of fixed assets generated SEK 89 million in cash. Cash flow from financing activities was SEK 0 million for the year ended February 28, 2007 compared to positive SEK 345 million for the year ended February 28, 2006.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•              Interest rates on debt;

•              Foreign exchange rates;

•              Fuel prices; and

•              Inflation.

The following risk management discussion and the estimated amounts are generated from analytical techniques as are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We are exposed to interest rate fluctuations on our lease debt. Based on the nominal value of the operational lease debt at February 28, 2007 of SEK 2,744 million, a 1% change in interest rates would increase lease charges by approximately SEK 27 million per annum. Senior secured notes outstanding at February 28, 2007 with a carrying value of SEK 1,204 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loan. We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 10.89 million per annum.

Fuel Prices

Nordic is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between Dollars and the Swedish Kronor. We currently have no hedges in place. Based on the current USD/SEK rate we estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 11.74 million per annum.

Inflation

Inflation had no material impact on our operations during the twelve months ended February 28, 2007 or the twelve months ended February 28, 2006. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE FOURTH QUARTER

	Note	December 1, 2006 - February 28, 2007	December 1, 2005 - February 28, 2006
		(in millions of SEK except loss per share)
		(Unaudited)	(Unaudited)
Net revenue	1	1,355	1,180

Fuel, tires and other consumables		(283)	(312)
Personnel costs		(665)	(648)
Operating lease charges	4	(140)	(99)
Other external costs		(200)	(167)
Gain (Loss) on sale of fixed assets		(15)	1
Depreciation and amortization		(76)	(86)
Operating Profit (Loss)	1	(24)	(131)

Sale of subsidaries		4	—
Interest income		4	2
Interest expense and similar items	2	(57)	(30)
Financial income and expenses		(49)	(28)
Loss after financial items		(73)	(159)

Taxes		2	(1)

Net loss for the period		(71)	(160)

Loss per share (in thousands of SEK)		(238)	(533)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR

	Note	March 1, 2006 - February 28, 2007	March 1, 2005 - February 28, 2006
		(in millions of SEK except loss per share)
		(Unaudited)
Net revenue	1	5,107	4,683

Fuel, tires and other consumables		(1,110)	(1,113)
Personnel costs		(2,544)	(2,509)
Operating lease charges	4	(495)	(427)
Other external costs		(732)	(622)
Gain (Loss) on sale of fixed assets		(15)	6
Depreciation and amortization		(264)	(300)
Operating Profit (Loss)	1	(53)	(282)

Sale of subsidaries		4	—
Interest income		7	4
Interest expense and similar items	2	(137)	(278)
Financial income and expenses		(126)	(274)
Loss after financial items		(179)	(556)

Taxes		2	(1)

Net loss for the period		(177)	(557)

Loss per share (in thousands of SEK)		(591)	(1,855)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED BALANCE SHEETS

	Note	February 28, 2007	February 28, 2006
		(In millions of SEK)
		(Unaudited)
ASSETS

Fixed assets
Goodwill		204	211
Total intangible fixed assets		204	211

Buildings and land		5	4
Equipment, tools, fixtures and fittings		31	30
Vehicles		719	1,041
Total tangible fixed assets		755	1,075

Capitalized borrowing costs		23	33
Other long-term receivables		1	2
Total financial fixed assets		24	35

Total fixed assets		983	1,321

Current assets

Inventories		28	30

Accounts receivable		441	441
Other current receivables		54	94
Receivables due to group companies		2	—
Accrued income and prepaid expenses		170	122
Total receivables		667	657

Cash and bank balances	3,7	265	192

Total current assets		960	879

TOTAL ASSETS		1,943	2,200

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED BALANCE SHEETS

	Note	February 28, 2007	February 28, 2006
		(in millions of SEK)
		(Unaudited)
SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity

Restricted equity
Share capital (300 shares at par value SEK 1,000)		0	0
Restricted reserves		132	132
Total restricted equity		132	132

Non-restricted equity
Retained earnings		(508)	75
Net loss		(177)	(557)

Total non-restricted equity		(685)	(482)

Total shareholder’s equity	6	(553)	(350)

Liabilities

Provisions:
Provisions for pensions and similar commitments		52	44
Provisions for loss-making contracts		52	18
Total provisions		104	62

Non current liabilities
Financial leasing obligations	3	—	24
Bonds, issued	3	1,204	1,230
Liabilities due to group companies		211	255

Total non current liabilities		1,415	1,509

Current liabilities
Short-term portion of financial leasing obligations	3	—	8
Accounts payable		197	185
Liabilities due to group companies		17	16
Other current liabilities		139	156
Accrued expenses and deferred income		624	614

Total current liabilities		977	979

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		1,943	2,200

		February 28, 2007	February 28, 2006
		(Unaudited)
PLEDGED ASSETS AND CONTINGENT LIABILITIES	6

Pledged assets		3,364	1,909
Contingent liabilities		—	—
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		3,364	1,909

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2006 - February 28, 2007	Group March 1, 2005 - February 28, 2006
		(Unaudited)
Cash flow from operating activities
Loss after financial items		(179)	(556)
- Reversal of depreciation and amortization		263	300
- Reversal of capital (gains) losses		15	(6)
- Reversal of change of provisions		1	(49)
- Reversal of capitalized cost write-offs		9	10
Change in interest receivables		(3)	1
Change in interest liabilities		(13)	17
Reclassification of pension to IFRS		(14)	—
Paid taxes		2	(3)
Unrealised exchange loss/(gain)		(19)	52
		62	(234)

Change in working capital
Increase (-)/decrease (+) in stock		2	3
Increase (-)/decrease (+) in current receivables		(8)	(94)
Increase (+)/decrease (-) in current liabilities		—	68

Net cash flow provided by (used in) operating activities		56	(257)

Cash flow from investing activities

Investments in land, buildings, machinery and equipment		(89)	(134)
Sale of land, buildings, machinery and equipment		89	42
Acquisation of intangible fixed assets		—	(1)
Sale of financial fixed assets		19	19
Net cash flow used in investing activities		19	(74)

Cash flow from financing activities
Shareholders contribution		—	333
Proceeds from borrowings		—	254
Payments of long-term borrowings		—	(235)
Payment of financial lease obligation		—	(7)
Net cash flow provided by (used in) financing activities		—	345

INCREASE (DECREASE) IN CASH AND BANK BALANCES		75	14

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		192	175

Translation difference		-2	3

CASH AND BANK BALANCES AT END OF PERIOD		265	192

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONCORDIA BUS NORDIC HOLDING AB
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus Nordic Holding AB, together with its subsidiaries (“Nordic”), is a Swedish registered limited liability company, wholly owned subsidiary to Concordia Bus AB (Reg. No. 556576-4569, domiciled in Stockholm), which is the ultimate parent company.

The operations of Nordic consist of providing regular bus services under contract through its subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Nordic also supplies extensive express bus services over major portions of Sweden, mainly in Gothenburg and Stockholm.

Accounting principles

The same accounting policies and methods of computation are followed for the Twelve months ended February 28, 2007 consolidated financial statements as compared with the most recent annual financial statements, with the exception that, regarding intangible assets, IAS 38, is followed.

Going concern

Concordia Bus AB is a Holding Company the sole assets of which are the shares in Concordia Bus Nordic Holding which, in turn, owns 100% of the shares in Concordia Bus Nordic. Concordia Bus Nordic has interest-bearing liabilities amounting to SEK 1,204 million, excluding future operational leasing commitments. Concordia Bus Nordic’s ability to pay interest and make loan repayments on the outstanding bond loan and other obligations is conditional on the underlying subsidiaries generating sufficient profits available for distribution and a cash surplus such that payment of interest and debt repayment is possible.  This also means that Concordia Bus AB’s ability to pay interest on profits being transferred from Concordia Bus Nordic and from Concordia Bus Nordic Holding to Concordia Bus AB.  It is evident from the consolidated income statement for Concordia Bus AB as per February 28, 2007 that profits from the underlying subsidiaries are insufficient to cover the parent company’s costs for the twelve months March 1— February 28, 2007. Improvments in profit generation during fourth quarter indicates that profit might become sufficient to cover the parent company´s costs in the future.

The group’s long-term ability to continue its operations is dependent on continued cost saving measures and on the group succeeding in future procurements, thereby improving cash flow and results from the operations.  The group’s reduced indebtedness provides an improved cash flow in the financing operation.  In addition, Concordia Bus and its subsidiaries are continuing to implement radical changes in the operational business as well as changes in the administrative structure and also certain changes in the company’s capital structure.  The group also sees signs of significant improvement in the compensation levels in new procurements with CPTAs.

Concordia Bus AB groups financial developments in this year have been stronger than anticipated, which cause the company to revise its financial outlook. This outlook has considered the current development in increased financial performance that displays additional favourable capabilities. The Business is expected to generate an increase in turnover, 5-10 % per year, for the full years ending 2008-2010. In the following two years the profit margin is expected to arise with 1-2 % per year. This is expect to result before tax closed to break-even for year ended February 2008 followed by a positive results before tax for the year thereafter. Concordia Bus AB Group will also in the future continue to improve its capital structure.

CONCORDIA BUS NORDIC HOLDING AB
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Net revenue and operating profit (loss) by segment

	December 1, 2006 - February 28, 2007	December 1, 2005 - February 28, 2006	March 1, 2006 - February 28, 2007	March 1, 2005 - February 28, 2006
Revenue
CPTA — Sweden	992	847	3,668	3,320
CPTA — Norway	109	101	430	365
CPTA — Finland	110	97	409	403
Total CPTA	1,211	1,045	4,507	4,088
Express	87	86	365	364
Interbus	—	23	114	136
Total bus operations	1,298	1,154	4 986	4,588
Other revenue and group elimination	57	26	121	95
Total revenue	1,355	1,180	5,107	4,683

Operating profit and loss excluding overhead charges:

	December 1, 2006 - February 28, 2007	December 1, 2005 - February 28, 2006	March 1, 2006 - February 28, 2007	March 1, 2005 - February 28, 2006
Operating profit (loss)
CPTA — Sweden	(4)	(98)	7	(169)
CPTA — Norway	(1)	0	20	9
CPTA — Finland	2	(5)	(7)	(18)
Total CPTA	(3)	(103)	20	(178)
Express	2	2	13	13
Interbus	—	(3)	9	1
Total Express and Interbus	2	(1)	22	14
Total bus operations	(1)	(104)	42	(164)
Goodwill amortization	—	(3)	—	(14)
Head office items and others	(23)	(24)	(95)	(104)
Total operating profit	(24)	(131)	(53)	(282)

Note 2. Interest expense and similar items

	December 1, 2006 - February 28, 2007	December 1, 2005- February 28, 2006	March 1, 2006 - February 28, 2007	March 1, 2005 - February 28, 2006
MSEK
Interest cost payable	(33)	(34)	(140)	(148)
Amortization of deferred financing costs	(2)	(2)	(10)	(10)
Other financial charges	(2)	(1)	(6)	(77)
Foreign exchange gains/(losses)	(20)	7	19	(43)
Total	(57)	(30)	(137)	(278)

Note 3. Liabilities to credit institutions and net indebtedness

	February 28, 2007	February 28, 2006
MSEK
Euro 130 million - Senior Secured Notes 9,125%	1,204	1,230
Liabilities to credit institutions	1,204	1,230
Long term portion of finance lease obligations	—	24
Short term portion of finance lease obligations	—	8
Total debt	1,204	1,262

Less Cash and bank balance	(265)	(192)
Net indebtedness	939	1,070

Total debt	1,204	1,262
Short term portion of finance lease obligations	—	(8)
Total long term debt	1,204	1,254

Note 4. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

	February 28, 2007	February 28, 2006
MSEK
Net present value of future lease payments
- Vehicles	1,031	1,020
- Real estate and other	32	39
Total	1,063	1,059

Note 5.  Pledged assets and contingent liabilities

	February 28, 2007	February 28, 2006
MSEK
Pledged shares in subsidiaries	683	848
Floating charge certificates	117	132
Pledged assets	2,564	929

Total	3,364	1,909

As a result of the refinancing in Concordia Bus Nordic AB in January 2004, the security package has been renegotiated. The following securities exist as of February 28, 2007:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB,

Ingenior M.O. Schoyens Bilcentraler AS and

Swebus Express AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighets AB and

Malmfältens Omnibus AB

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 512,290,533;

Ingenior M.O. Schoyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 238,293,940;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134 ;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighets AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000.

Note 6. Equity

	Restricted equity	Unrestricted equity	Total equity
MSEK
Opening balance March 1, 2006	132	(482)	(350)
Net loss for the period	—	(177)	(177)
Change in cumulative translation adjustment	—	(26)	(26)
Ending balance February 28, 2007	132	(685)	(553)

Note 7. Cash and cash equivalents

	February 28, 2007	February 28, 2006
MSEK
Cash and bank balances	156	89
Restricted cash*	109	103
Total	265	192

* Restricted cash represent cash deposited for cash collateral in order to obtain bank guarantees in Concordia Bus Nordic AB, Ingenior M.O. Schoyens Bilcentraler AS, Swebus AB and Swebus Express AB. Ingenior M.O. Schoyens Bilcentraler AS and Swebus AB has also deposited cash collateral in connection with lease facilities.

SWEBUS AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE FOURTH QUARTER

	Note	December1, 2006 - February 28, 2007	December 1, 2005 - February 28, 2006
	(in millions of SEK except loss per share)
		(Unaudited)	(Unaudited)

Net revenue		1,020	870

Fuel, tires and other consumables		(223)	(234)
Personnel costs		(501)	(487)
Operating lease charges	2	(195)	(155)
Other external costs		(121)	(122)
Gain (Loss) on sale of fixed assets		(4)	5
Depreciation and amortization		(2)	(3)
Operating Profit (Loss)		(26)	(126)

Interest income		11	6
Interest expense and similar items	1	(8)	(3)
Financial income and expenses		3	3
Loss after financial items		(23)	(123)

Nett loss for the period		(23)	(123)

Profit / (loss) per share (in SEK)		(7,842)	(41,167)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR

	Note	March 1, 2006 - February 28, 2007	March 1, 2005 - February 28, 2006
		(in millions of SEK except loss per share)
		(Unaudited)	(Unaudited)
Net revenue		3,760	3,409

Fuel, tires and other consumables		(860)	(825)
Personnel costs		(1,865)	(1,859)
Operating lease charges	2	(649)	(587)
Other external costs		(486)	(404)
Gain (Loss) on sale of fixed assets		9	1
Depreciation and amortization		(14)	(13)
Operating Profit (Loss)		(105)	(278)

Interest income		45	22
Interest expense and similar items	1	(16)	(50)
Financial income and expenses		29	(28)
Loss after financial items		(76)	(306)

Net loss for the period		(76)	(306)

Loss per share (in SEK)		(25,595)	(101,982)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED BALANCE SHEETS

	Note	February 28, 2007	February 28, 2006
		(In millions of SEK)
		(Unaudited)
ASSETS

Fixed assets

Buildings and land		5	3
Equipment, tools, fixtures and fittings		15	14
Vehicles		30	31
Total tangible fixed assets		50	48

Shares in subsidiaries		1	1
Receivable due from group companies		628	—
Total financial fixed assets		629	1

Total fixed assets		679	49

Current assets

Inventories		21	23

Accounts receivable		357	350
Other current receivables		43	41
Receivable due from group companies		50	493
Accrued income and prepaid expenses		133	104
Total receivables		583	988

Cash and bank balances		45	176

Total current assets		649	1,187

TOTAL ASSETS		1,328	1,236

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED BALANCE SHEETS

	Note	February 28, 2007	February 28, 2006
		(in millions of SEK)
		(Unaudited)
SHAREHOLDERS’ EQUITY AND LIABILITIES

Shareholders’ equity

Restricted equity
Share capital (3000 shares at par value SEK 100)		0	0
Restricted earnings		0	0
Total restricted equity		0	0

Non-restricted equity
Retained earnings		225	531
Net loss		(77)	(306)

Total non-restricted equity		148	225

Total shareholder’s equity	3	148	225

Liabilities

Provisions:
Provisions for pensions and similar commitments		3	3
Provisions for loss contracts		6	17
Other liabilities		40	11
Total provisions		49	31

Non current liabilities
Financial leasing obligations		—	2
Liabilities due to group companies		394	266
Total non current liabilities		394	268

Current liabilities
Short-term portion of financial leasing obligations		—	3
Accounts payable		125	112
Liabilities due to group companies		30	45
Other current liabilities		90	95
Accrued expenses and deferred income		492	457

Total current liabilities		737	712

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		1,328	1,236

	February 28, 2007	February 28, 2006
	(Unaudited)
PLEDGED ASSETS AND CONTINGENT LIABILITIES

Pledged assets
Floating charges	100	100
Contingent liabilities
Guarantee on behalf of Concordia Bus Nordic AB	1,204	1,230
Other contingent liabilities	12	12
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES	1,316	1,342

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
CONSOLIDATED CASH FLOW STATEMENTS

	March 1, 2006 - February 28, 2007	March 1, 2005 - February 28, 2006
	(Unaudited	(Unaudited)
Cash flow from operating activities
Loss after financial items	(77)	(306)
-Reversal of depreciation and amortization	14	13
-Reversal of capital (gains) losses	(9)	(2)
-Reversal of change of provisions	17	(21)
Change in interest receivables	(43)	(0)
Change in interest liabilities	(0)	(42)
Paid taxes	0	0
Reclassification of financial lease	(3)	—
	(101)	(358)

Change in working capital
Increase (-)/decrease (+) in stock	2	1
Increase (-)/decrease (+) in current receivables	(40)	571
Increase (+)/decrease (-) in current liabilities	16	(154)

Net cash flow provided by (used in) operating activities	(123)	60

Cash flow from investing activities
Investments in land, buildings, machinery and equipment	(54)	(13)
Sales of land, buildings, machinery and equipment	47	2
Net cash flow used in investing activities	(7)	(11)

Cash flow from financing activities
Payments of long-term borrowings	(1)	(4)
Net cash flow provided by (used in) financing activities	(1)	(4)

INCREASE (DECREASE) IN CASH AND BANK BALANCES	(131)	45

CASH AND BANK BALANCES AT BEGINNING OF PERIOD	176	131

CASH AND BANK BALANCES AT END OF PERIOD	45	176

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

SWEBUS AB
NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Swebus AB (‘‘Swebus’’) is a Swedish registered limited liability company, wholly owned by Concordia Bus Nordic AB (reg no 556031-8569) with its registered office in Stockholm, Sweden. The final operational parent company is Concordia Bus AB. The primary operations of Swebus consist of providing regular bus services under contract to transit authorities in Sweden.

Accounting principles

The financial statements of Swebus have been prepared in accordance with accounting principles generally accepted in Sweden (‘‘Swedish GAAP’’) and, thus, have been prepared in accordance with the Swedish Annual Accounts Act, as well as in accordance with recommendations and statements from the recommendations of the Swedish Accounting Standards Board (‘‘Bokföringsnämnden’’ or ‘‘BFN’’). Swebus’ accounting policies have been applied consistently in all periods presented.

SWEBUS AB
NOTES TO FINANCIAL STATEMENTS

Note 1. Interest expense and similar items

	December 1, 2006 - February 28, 2007	December 1, 2005 - February 28, 2006	March 1, 2006 - February 28, 2007	March 1, 2005 — February 28, 2006
MSEK
Interest cost payable	(4)	(4)	(19)	(39)
Other financial charges	(0)	(0)	(1)	(2)
Foreign exchange gains/(losses)	(4)	1	4	(9)
Total	(8)	(3)	(16)	(50)

Note 2. Operating leases

The Net Present values of the future lease payments for rentals are as follows:

	February 28, 2007	February 28, 2006
MSEK
Net present value of future lease payments
- Vehicles	865	798
- Real estate and other	32	39
Total	897	837

Note 3. Equity

	Restricted equity	Unrestricted equity	Total equity
MSEK
Opening balance March 1, 2006	0	225	225
Net loss for the period	—	(77)	(77)
Change in cumulative translation adjustment	—	—	—
Ending balance February 28, 2007	0	148	148

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic Holding AB (publ)
(Registrant)

Date	April 26, 2007	By:	/s/ Per Skärgård
Per Per Skärgård
Chief Financial Officer